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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Therma-Wave, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
88343A108
(CUSIP Number)
North Run Capital, LP
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

May 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88343A108	Page	2	of	10

1	NAMES OF REPORTING PERSONS: North Run Capital, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-4504416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		780,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		780,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	780,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88343A108	Page	3	of	10

1	NAMES OF REPORTING PERSONS: North Run GP, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	37-1438821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		780,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		780,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	780,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88343A108	Page	4	of	10

1	NAMES OF REPORTING PERSONS: North Run Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	35-2177955

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		780,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		780,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	780,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	88343A108	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Todd B. Hammer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		780,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		780,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	780,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	88343A108	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Thomas B. Ellis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		780,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		780,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	780,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 2 TO SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (the “Schedule 13D/A”) constitutes the second amendment to the Schedule 13D originally filed by the Filers with the Securities and Exchange Commission on December 1, 2005 (“Initial Schedule 13D”) and amended by Amendment No. 1 filed by the Filers with the Securities and Exchange Commission on January 9, 2007 (the “Amendment”). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by the Amendment, remains in full force and effect. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Initial Schedule 13D and the Amendment, as applicable.
     Information given in response to each item shall be deemed incorporated by reference in all other items.
     The following items of the Initial Schedule 13D are hereby amended as follows:
Item 4. Purpose of the Transaction
Item 4 is hereby amended by adding the following thereto:
     The tender offer contemplated by the Merger Agreement expired at 12:00 Midnight, New York City time, on Thursday, May 17, 2007. In connection with the expiration of the tender offer, the Merger Sub accepted for payment the shares of the Issuer’s common stock and the Issuer’s Series B Convertible Preferred Stock that the Master Fund has tendered pursuant to the tender offer. Furthermore, and pursuant to the Tender and Support Agreement, the Issuer may be required to redeem all outstanding warrants to purchase common stock of the Issuer held by the Master Fund.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated to read in its entirety as follows:
          (a) As of May 17, 2007, the Filers beneficially own 780,000 shares of Common Stock of the Issuer, which represents 2.05% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 780,000 shares of Common Stock beneficially owned by the Filers as of the date hereof (which is the number of shares of Common Stock issuable upon conversion of warrants held by the Filers), by (ii) 38,010,516 shares of Common Stock (which was calculated by adding (x) 37,230,516 shares of Common Stock outstanding as of January 31, 2007, based upon the Issuer’s most current report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2007 plus 780,000, the number of shares of Common Stock issuable upon conversion of warrants held by the Filers).
          (b) The Filers have the sole power to vote and dispose of the 780,000 shares of Common Stock held by the Master Fund. As the principals of North Run, Messrs. Ellis and Hammer may direct the vote and disposition of the 780,000 shares of Common Stock held by the Master Fund.
     The filing of this statement on Schedule 13D/A shall not be construed as an admission that the Filers are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 780,000 shares of Common Stock held by the Master Fund. Pursuant to Rule 13d-4, the Master Fund and the Filers disclaim all such beneficial ownership.
          (c) On May 17, 2007, as a result of the consummation of the tender offer and pursuant to the Merger Agreement and Tender and Support Agreement described in Item 4 above, the Merger Sub accepted for payment (i) 3,606,900 shares of Common Stock of the Issuer tendered by the Master Fund at a per share price of $1.65 and (ii) 5,200 shares of Series B Preferred Stock of the Issuer tendered by the Master Fund at a per share price of $1072.57.
          (d) Not Applicable.
          (e) The Filers ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on May 17, 2007.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding the following thereto:
     The tender offer contemplated by the Merger Agreement expired at 12:00 Midnight, New York City time, on Thursday, May 17, 2007. In connection with the expiration of the tender offer, the Merger Sub accepted for payment the shares of the Issuer’s common stock and the Issuer’s Series B Convertible Preferred Stock that the Master Fund had tendered pursuant to the tender offer. Furthermore, and pursuant to the Tender and Support Agreement, the Issuer may be required to redeem all outstanding warrants to purchase common stock of the Issuer held by the Master Fund.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2007

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis

Name:	Thomas B. Ellis
Title:	Member

and

By:	/s/ Todd B. Hammer

Name:	Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis

Thomas B. Ellis

/s/ Todd B. Hammer

Todd B. Hammer